UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: August 28, 2007                      /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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August 28, 2007                                TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M


        CENTRASIA COMPLETES ACQUISITION OF BULAKASHU PROPERTY, KYRGYZSTAN

VANCOUVER, B.C., Centrasia Mining Corp. ("Centrasia" or the "Company") is pleased to announce that it has entered into an amending agreement with the vendor of the Bulakashu Property, pursuant to which the vendor has agreed to forego the aggregate US$1,890,000 in exploration expenditures for 2007 and 2008, which was one of the requirements for Centrasia to acquire the remaining 62.5% interest in the Bulakashu Property that it has not acquired to date. The other requirement was the issuance of 375,000 shares to the vendor, which Centrasia has now issued. Thus Centrasia has acquired the remaining 62.5% interest in the Bulakashu Property and now owns the entire Property.

There are currently four drill rigs operating on the Severny Porphyry Copper Gold Prospect at the company's Bulakashu Property. To date a total of 1895 meters of a proposed 6000 metre drill program has been completed in eight drill holes. The holes have been targeted to test Induced Polarization ("I.P.") anomalies associated with gold mineralization encountered in surface trenching (48 metres of 2.27 g/t Au) and the single drill hole (50.5 metres of 1.15 g/t
Au) completed in the fall/winter of 2006 (See October 23, 2006 and January 29, 2007 Press releases).

Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
_________________________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.